NEWS RELEASE

New York - AG	July 20, 2022
Toronto – FR
Frankfurt – FMV

First Majestic Produces 7.7M Silver Eqv. Oz in the Second Quarter Consisting of 2.8M Oz Silver and 59,391 Oz Gold; Announces Updated 2022 Guidance and Conference Call Details

Vancouver, BC, Canada - First Majestic Silver Corp. ("First Majestic" or the "Company") announces that total production in the second quarter of 2022 from the Company’s four producing operations, the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine, reached 7.7 million silver equivalent (“AgEq”) ounces consisting of 2.8 million ounces of silver and 59,391 ounces of gold. The Company’s financial results for the second quarter of 2022 are scheduled to be released on Thursday, August 4, 2022.

SECOND QUARTER HIGHLIGHTS

•Total Production Increased by 20% Y/Y: The Company produced 7.7 million AgEq ounces representing a 20% increase when compared to the second quarter of 2021 primarily due to the acquisition of Jerritt Canyon and successful ramp up of the Ermitaño mine at Santa Elena.

•Record Production at Santa Elena: Strong ore production from the Ermitaño mine enabled Santa Elena to set an all-time new quarterly production record of 2.2 million AgEq ounces. The Company is now planning for higher production rates from Ermitaño in the second half of 2022 which is expected to result in a projected 28% increase in FY2022 production at Santa Elena to between 8.7 to 9.2 million AgEq ounces.
•Restarting West Generator and Saval II mines at Jerritt Canyon: Underground mining activities began at the West Generator mine at the end of the quarter and the Company expects to start mining activities at Saval II in October. These two new sources of ore feed, along with operational improvements at the SSX mine, are anticipated to increase the average head grade and nearly double the amount of fresh ore feed to the plant in the fourth quarter. In addition, these improvements are expected to significantly reduce all-in sustaining costs in the second half of 2022.
•Liquefied Natural Gas (“LNG”) Powerplant Expansion at Santa Elena: The Company continued the construction of the LNG powerplant expansion project and powerline at Santa Elena to provide low-cost, clean energy to the Ermitaño mine and the dual-circuit project in Santa Elena. The expanded powerplant is expected to be operational in the fourth quarter following the installation of four additional LNG generators. In addition, the connection of the Ermitaño transmission powerline to the powerplant is expected to be completed in the third quarter of 2022.

•30 Drill Rigs Active: The Company completed a total of 76,444 metres of drilling across the Company’s mines during the quarter. Throughout the quarter a total of 30 drill rigs were active consisting of 11 rigs at San Dimas, 11 rigs at Jerritt Canyon, six rigs at Santa Elena and two rigs at La Encantada.

“In the second quarter we saw strong production of 7.7 million silver equivalent ounces, a 20% increase year-over-year,” said Keith Neumeyer, President and CEO. “In the second half of 2022, we anticipate a further 25% production increase in our total silver equivalent ounces. This increase in production is being propelled by significant growth at both the Santa Elena and Jerritt Canyon operations. At Jerritt Canyon, we successfully restarted the West Generator mine and expect to bring Saval II into production by October. These two mines, in addition to operational improvements at SSX, are expected to nearly double the amount of fresh ore feed to the plant in addition to increasing the average head grades. As a result of these production improvements, costs at Jerritt Canyon are projected to drop significantly over the next two quarters.”

PRODUCTION TABLE	Q2	Q2	Y/Y	Q1	Q/Q
	2022	2021	Change	2022	Change
Ore processed/tonnes milled	903,791	826,213	9%	877,118	3%
Silver ounces produced	2,775,928	3,274,026	-15%	2,613,328	6%
Gold ounces produced	59,391	46,545	28%	58,891	1%
Silver equivalent ounces produced	7,705,935	6,435,023	20%	7,222,002	7%

QUARTERLY REVIEW

Total ore processed during the quarter at the Company's mines amounted to 903,791 tonnes, representing a 3% increase compared to the previous quarter. The increase in tonnes processed was primarily due to higher throughput rates achieved at Santa Elena and La Encantada and slightly offset by lower processed tonnes at Jerritt Canyon.

Consolidated silver and gold grades in the quarter averaged 114 g/t and 2.29 g/t, respectively, compared to 109 g/t and 2.31 g/t, respectively, in the previous quarter. The 4% increase in consolidated silver grades was primarily due to a 30% increase in silver grades at La Encantada partially offset by a 9% decrease in silver grades at San Dimas. Head grades at Santa Elena and Jerritt Canyon were relatively unchanged compared to the prior quarter.

Consolidated silver and gold recoveries averaged 84% and 89%, respectively, during the quarter. The Company continued to advance the Santa Elena dual-circuit project in order to increase the leaching performance and metallurgical recoveries of the Santa Elena and Ermitaño ores at the processing plant. A new tailings filter-press, an additional leaching tank and a fourth CCD thickener are expected to be commissioned at Santa Elena in the fourth quarter. During the quarter, metals recoveries from Ermitaño averaged 49% for silver and 92% for gold. However, once the dual-circuit is fully operational the Company expects to achieve significantly higher silver and gold recoveries from Ermitaño.

Quarterly Mine by Mine Production Table:

Mine	Ore Processed	Tonnes per Day	Ag Grade (g/t)	Au Grade (g/t)	Ag Recovery	Au Recovery	Ag Oz Produced	Au Oz Produced	AgEq Oz Produced
San Dimas	197,102	2,166	257	3.01	94%	96%	1,527,465	18,354	3,046,665
Jerritt Canyon	213,647	2,348	-	3.40	-	80%	-	18,632	1,546,142
Santa Elena	228,487	2,511	67	3.26	78%	93%	384,953	22,309	2,241,763
La Encantada	264,555	2,907	141	0.01	72%	90%	863,510	96	871,365
Total	903,791	9,932	114	2.29	84%	89%	2,775,928	59,391	7,705,935
Certain amounts shown may not add exactly to the total amount due to rounding differences.
*The following prices were used in the calculation of silver equivalent ounces: Silver: $22.60 per ounce; Gold: $1,871 per ounce.

At the San Dimas Silver/Gold Mine:

•San Dimas produced 3,046,665 AgEq ounces during the quarter consisting of 1,527,465 ounces of silver and 18,354 ounces of gold, representing decreases of 6% and 1%, respectively, when compared to the prior quarter.
•The mill processed a total of 197,102 tonnes of ore with average silver and gold grades of 257 g/t and 3.01 g/t, respectively. Silver and gold grades were lower in the second quarter compared to the prior quarter due to higher dilution from the long hole stopes in the Jessica and Regina veins. The Company is implementing a recovery plan for the second half of 2022 to reduce dilution and prioritizing the long hole stoping of the Jessica and Regina veins to improve ore grade and overall production.
•Silver and gold recoveries during the quarter averaged 94% and 96%, respectively.
•The Central Block and Sinaloa Graben areas contributed approximately 76% and 24%, respectively, of the total production during the quarter. The Company continued advancing underground development for stope preparation and ventilation within the Perez vein to be ready for initial production in August.
•A total of 11 drill rigs, consisting of one surface rig and 10 underground rigs, were active during the quarter.

At the Jerritt Canyon Gold Mine:

•During the quarter, Jerritt Canyon produced 18,632 ounces of gold, representing a 10% decrease compared to the prior quarter. The decrease was primarily due to a major failure in the oxygen plant to produce liquid oxygen which significantly reduced roasting capacity over a two-week period in May.
•The mill processed a total of 213,647 tonnes of ore with an average gold grade and recovery of 3.40 g/t and 80%, respectively. The SSX and Smith mines contributed approximately 58% and 42%, respectively, of the total production in the quarter. The processing of lower ore grade from SSX continued during the quarter which resulted in lower than budgeted ore grades processed in the plant. The Company expects gold grades from the SSX mine will improve in the second half of 2022 as higher-grade ore pods are developed into and extracted following recent successful exploration activities.
•The Company completed rehabilitation efforts in the West Generator underground mine and successfully began initial mine production at the end of the second quarter. This new ore feed, along with the restart of the Saval II underground mine in October and operational improvements at the SSX mine, are anticipated to increase the average head grade and nearly double the amount of fresh ore feed to the plant. In addition, these improvements are expected to significantly reduce all-in sustaining costs in the third and fourth quarter of 2022.
•A total of 11 drill rigs, consisting of one surface rig and 10 underground rigs, were active during the quarter.

At the Santa Elena Silver/Gold Mine:

•Santa Elena produced a new quarterly record of 2,241,763 AgEq consisting of 384,953 ounces of silver and 22,309 ounces of gold during the quarter, representing a 14% increase in both silver and gold production when compared to the prior quarter. The increase in production was primarily due to processing higher volumes of Ermitaño’s ore which contains higher gold grades than Santa Elena’s ore.
•Santa Elena and Ermitaño contributed approximately 44% and 56%, respectively, of the ore tonnes processed during the quarter. The mill processed a total of 228,487 tonnes of ore consisting of 100,346 tonnes from Santa Elena and 128,141 tonnes from Ermitaño.
•Silver and gold grades from Santa Elena averaged 95 g/t and 1.20 g/t, respectively, while silver and gold grades from Ermitaño averaged 45 g/t and 4.86 g/t, respectively.
•Consolidated silver and gold recoveries averaged 78% and 93%, respectively, during the quarter. The Company continues to advance the dual-circuit project at the Santa Elena processing plant which was approximately 82% complete at quarter end. An additional leaching tank and a fourth CCD thickener were installed in the quarter and are anticipated to be commissioned in the third quarter followed by the commissioning of the new tailings filter-press in September. The new dual-circuit is expected to be fully operational by the end of the fourth quarter allowing for improved recoveries and increased plant capacity.
•During the quarter, the Company advanced the construction of the LNG powerplant expansion and powerline to provide low-cost, clean power to the Ermitaño mine and to support the power requirements for the dual-circuit installations. At the powerplant, the structural steel erection inside the powerhouse was completed and the installation of the ventilation fans and overhead crane will be completed in July. The construction of the transmission line to join Ermitaño to Santa Elena also advanced with the installation of the electrical poles and approximately 70% of the cable lines. The powerline is on track for completion in late July and remains on schedule to be connected to the Santa Elena powerplant in the third quarter. The Company plans to install and commission four additional LNG generators (for a total of 11 LNG generators) by the end of the third quarter and to be fully operational by the end of the fourth quarter.
•A total of six drill rigs, consisting of four surface rigs and two underground rigs, were active during the quarter.

At the La Encantada Silver Mine:

•During the quarter, La Encantada produced 863,510 ounces of silver, representing a 34% increase compared to the prior quarter. The increase was primarily due to a 30% increase in silver grades.
•The mill processed a total of 264,555 tonnes of ore with an average silver grade and recovery of 141 g/t and 72%, respectively. The increase in grades were the result of additional ore feed being sourced from the new draw points in the Cuerpo 660 and La Prieta areas. The Company continued development activities in the Ojuelas and Beca-Zone orebodies in an effort to further increase silver grades in the second half of 2022.
•Two drill rigs, consisting of one surface rig and one underground rig, were active on the property during the quarter.

OUTLOOK

The Company is revising its second half and full year 2022 guidance to reflect changes due to increased production from the Ermitaño mine and improved milling efficiencies at Santa Elena, improved production tonnages and grades at Jerritt Canyon as well as incorporating changes to metal price assumptions and production impacts from the first half of 2022. Details of the changes and their expected impacts are presented below:

1.Increased production at Santa Elena to between 8.7 to 9.2 million AgEq ounces in 2022 following higher mine production from the Ermitaño mine along with expected higher-grade ore from the Alejandra de Bajo and America veins at the Santa Elena mine.
2.Completion of Santa Elena’s dual-circuit project which is expected to improve metallurgical recoveries of Ermitaño ores and to allow higher plant throughput capacity.
3.Improving dilution controls at San Dimas and prioritizing long-hole stoping of the Jessica and Regina veins which is anticipated to improve ore grade and overall production.

4.At Jerritt Canyon, the Company has accelerated the restart of the West Generator and Saval II mines which are expected to contribute higher tonnages, improved grades and reduced AISC in the second half of 2022. AISC in the second half of 2022 is now projected to be within a range of $1,739 to $1,861 per ounce and improving further into 2023 due to anticipated increased throughputs.
5.At La Encantada, mining is expected to begin at the Ojeulas and Beca-Zone orebodies in the second half of 2022 aimed at increasing ore tonnage and silver grades.
6.Reduced silver price assumptions in the second half of 2022 to $20.50/oz (previously $22.50/oz) but maintained gold price assumptions at $1,750/oz, resulting in a 85:1 silver to gold ratio.

As a result of these adjustments, our 2022 total production remains relatively unchanged at 32.5 to 34.6 million AgEq ounces compared to the prior guidance of 32.2 to 35.8 million AgEq ounces.

The Company is also providing guidance below on a mine-by-mine basis for the second half of 2022.

GUIDANCE FOR SECOND HALF 2022

	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	3.5 – 3.9	37 – 42	6.6 – 7.4	8.58 – 9.11	12.11 – 13.05
Santa Elena, Mexico	0.9 – 1.0	44 – 49	4.6 – 5.1	10.37 – 11.03	12.00 – 12.86
La Encantada, Mexico	1.5 – 1.6	–	1.5 – 1.6	15.21 – 16.15	19.35 – 20.76
Mexico Consolidated:	5.8 – 6.5	81 – 90	12.7 – 14.2	9.99 – 10.62	12.91 – 13.87

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	57 – 64	4.9 – 5.4	1,498 – 1,592	1,739 – 1,861
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	5.8 – 6.5	138 - 154	17.6 – 19.6	12.09 – 12.85	16.09 – 17.27
* Certain amounts shown may not add exactly to the total amount due to rounding differences.
* Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.30 to $1.41 per AgEq ounce.
* Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Financial Measures" below.

In the first half of 2022, the Company produced a total of 14.9 million AgEq ounces consisting of 5.4 million ounces of silver and 118,283 ounces of gold. In the second half of 2022, the Company expects to produce 17.6 to 19.6 million AgEq ounces, or a 25% increase compared the first half of 2022. Silver production is expected to range between 5.8 to 6.5 million ounces, or a 14% increase compared the first half of the year. Additionally, gold production is now expected to range between 138,000 to 154,000 ounces, or a 23% increase compared to the first half of 2022. The increases in production are primarily due to expected higher ore production from the Ermitaño mine at Santa Elena and improved mine production and gold grades at Jerritt Canyon in the second half of 2022, as well as a higher contribution of AgEq credits due to an increase in the gold to silver ratio.

Cash costs in the second half of 2022 are expected to trend lower to within the range of $12.09 to $12.85 per AgEq ounce, primarily due to higher gold production at both Santa Elena and Jerritt Canyon. In addition, AISC are expected to be within a range of $16.09 to $17.27 per AgEq ounce in the second half of 2022.

A mine-by-mine breakdown of the revised full year 2022 production guidance is included in the table below and assumes the prices for calculating AgEq ounces are the same as previously stated above.

GUIDANCE FOR FULL YEAR 2022

	Silver Oz (M)	Gold Oz (k)	Silver Eqv Oz (M)	Cash Cost	AISC

Silver:				($ per AgEq oz)	($ per AgEq oz)
San Dimas, Mexico	6.6 – 7.0	74 – 79	12.8 – 13.6	9.16 – 9.47	12.46 – 12.98
Santa Elena, Mexico	1.6 – 1.7	85 – 90	8.7 – 9.2	11.33 – 11.74	13.50 – 14.05
La Encantada, Mexico	3.0 – 3.2	–	3.0 – 3.2	15.10 – 15.56	18.51 – 19.16
Mexico Consolidated:	11.2 – 11.9	160 – 169	24.5 – 26.0	10.66 – 11.02	15.17 – 15.79

Gold:				($ per AuEq oz)	($ per AuEq oz)
Jerritt Canyon, USA	–	96 – 103	8.0 – 8.6	1,744 – 1,817	2,012 – 2,103
Total Production				($ per AgEq oz)	($ per AgEq oz)
Consolidated	11.2 – 11.9	256 – 273	32.5 – 34.6	13.21 – 13.69	17.68 – 18.42
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes general and administrative cost estimates and non-cash costs of $1.44 to $1.52 per AgEq ounce.
*Cash Costs and AISC are non-GAAP measures and are not standardized financial measures under the Company's financial reporting framework. These measures have been calculated on a basis consistent with historical periods. See "Non-GAAP Financial Measures" below.

For the full year of 2022, the Company now estimates silver production will range between 11.2 to 11.9 million ounces compared to the prior guidance of 12.2 to 13.5 million ounces. Additionally, gold production is estimated to range between 256,000 to 273,000 ounces compared to the prior guidance of 258,000 to 288,000 ounces.

Annual cash costs are now expected to be within the range of $13.21 to $13.69 per ounce or slightly higher than the previous guidance of $12.20 to $12.94 per ounce, primarily due to inflationary pressures and higher costs at Jerritt Canyon in the first half of 2022. In addition, annual AISC are expected to be within a range of $17.68 to $18.42 per AgEq ounce compared to the previous guidance of $16.79 to $18.06 per AgEq ounce.

REVISED CAPITAL BUDGET

In an effort to maintain its strong balance sheet and manage inflationary pressures, the Company has updated its annual 2022 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in innovative projects. As a result, the Company has reduced its planned 2022 capital investments by 4% to $199.5 million consisting of $83.9 million of sustaining investments and $115.6 million of expansionary investments.

The revised 2022 annual budget includes total capital investments of $90.0 million on underground development, $44.5 million towards property, plant and equipment, $36.5 million on exploration and $28.5 million towards efficiency and corporate projects.

Revised 2022 Capital Budget ($millions)	Sustaining	Expansionary	Total
Underground Development	55.1	34.9	90.0
Exploration	3.0	33.5	36.5
Property, Plant and Equipment	23.2	21.3	44.5
Corporate Projects	2.6	25.9	28.5
Total	$83.9	$115.6	$199.5
*Certain amounts shown may not add exactly to the total amount due to rounding differences.

Under the revised 2022 budget, the Company is planning to complete a total of approximately 45,900 metres of underground development, representing a 15% decrease compared to the original guidance. In addition, the Company is now planning to complete a total of approximately 240,450 metres of exploration drilling in 2022, representing a 25% decrease compared to the original guidance. In the first half of 2022, the Company completed 23,553 metres of underground development and 151,668 metres of exploration drilling.

CONFERENCE CALL

The Company will be holding a conference call and webcast tomorrow, July 21, 2022 at 8 am PDT (11 am EDT) to discuss the quarterly results.

To participate in the conference call, please dial the following:

Toll Free Canada & USA: 1-800-319-4610
Outside of Canada & USA: 1-604-638-5340
Toll Free Germany: 0800 180 1954
Toll Free UK: 0808 101 2791

Participants should dial in 10 minutes prior to the conference.

Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call will be posted at www.firstmajestic.com.

The conference call will be recorded, and you can listen to an archive of the conference by calling:
Canada & USA Toll Free: 1-800-319-6413
Outside Canada & USA: 1-604-638-9010
Access Code: 9180 followed by the # sign

The replay will be available approximately one hour after the conference and will be available for seven days following the conference. The replay will also be available on the Company’s website for one month.

Q2 EARNINGS AND DIVIDEND ANNOUNCEMENT

The Company is planning to release its second quarter 2022 unaudited financial results, and to announce the second quarter dividend payment, along with the shareholder record and payable dates on Thursday, August 4, 2022.

ABOUT THE COMPANY

First Majestic is a publicly traded mining company focused on silver and gold production in Mexico and the United States. The Company presently owns and operates the San Dimas Silver/Gold Mine, the Jerritt Canyon Gold Mine, the Santa Elena Silver/Gold Mine and the La Encantada Silver Mine.

First Majestic is proud to offer a portion of its silver production for sale to the public. Bars, ingots, coins and medallions are available for purchase online at its Bullion Store at some of the lowest possible premiums.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll-free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.
“signed”
Keith Neumeyer, President & CEO

Non-GAAP Financial Measures

This press release includes reference to certain financial measures which are not standardized measures under the Company's financial reporting framework. These measures include all-in sustaining costs (or "AISC") and cash costs. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures are widely used in the mining industry as a benchmark for performance but do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures disclosed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For a complete description of how the Company calculates such measures and a reconciliation of certain measures to GAAP terms please see "Non-GAAP Measures" in the Company's most recent management discussion and analysis filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov and which is incorporated by reference herein.

Cautionary Note Regarding Forward Looking Statements

This press release contains “forward‐looking information” and "forward-looking statements” under applicable Canadian and U.S. securities laws (collectively, “forward‐looking statements”). These statements relate to future events or the Company's future performance, business prospects or opportunities that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management made in light of management's experience and perception of historical trends, current conditions and expected future developments. Forward-looking statements include, but are not limited to, statements with respect to: the Company’s business strategy; future planning processes; commercial mining operations; cash flow; budgets; the timing and amount of estimated future production; throughput capacity; ore feed and grades; recovery rates; mine plans and mine life; integration of operations; future sales; the future price of silver and other metals; sustaining and cash costs; costs and timing of development at the Company's projects; capital projects and exploration activities and the possible results thereof; and payment of dividends. Assumptions may prove to be incorrect and actual results may differ materially from those anticipated. Consequently, guidance cannot be guaranteed. As such, investors are cautioned not to place undue reliance upon guidance and forward-looking statements as there can be no assurance that the plans, assumptions or expectations upon which they are placed will occur. All statements other than statements of historical fact may be forward‐looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward‐looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of measured and indicated mineral resources or proven and probable mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “target”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward‐looking statements”.

Actual results may vary from forward-looking statements. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to materially differ from those expressed or implied by such forward-looking statements, including but not limited to: the duration and effects of the coronavirus and COVID-19, and any other pandemics on our operations and workforce, and the effects on global economies and society; general economic conditions including inflation risks related to the integration of acquisitions; actual results of exploration activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; commodity prices; variations in ore reserves, grade or recovery rates; actual performance of plant, equipment or processes relative to specifications and expectations; accidents; labour relations; relations with local communities; changes in national or local governments; changes in applicable legislation or application thereof; delays in obtaining approvals or financing or in the completion of development or construction activities; exchange rate fluctuations; requirements for additional capital; government regulation; environmental risks; reclamation expenses; outcomes of pending litigation; limitations on insurance coverage as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in the Company's most recent Annual Information Form, available on www.sedar.com, and Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although First Majestic has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

The Company believes that the expectations reflected in these forward‐looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward‐looking statements included herein should not be unduly relied upon. These statements speak only as of the date hereof. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws.